

02007399

ITED STATES
EXCHANGE COMMISSION
.igton, D.C. 20549

19

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2001
Estimated average burden hours per response	12.00

SO 3/5/02

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder



RECEIVED
MAR 0 1 2002

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ~~C. G. Maton Financial Services, Inc.~~ SAL Financial Services Inc FN

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

800 Shades Creek Parkway Suite 580
(No. and Street)

Birmingham (City) AL (State) 35209 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Declan O'Beirne 205-414-3382
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mauldin + Jenkins LLC
(Name – *if individual, state last, first, middle name*)

1640 Powers Ferry Rd. (Address) Marietta (City) GA (State) 30067 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 26 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (05-01) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/26/02

OATH OR AFFIRMATION

I, Edward C Bonowitz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of C G Maton Financial Services, Inc, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

PEGGY BURRUS
NOTARY PUBLIC, STATE OF ALABAMA
MY COMMISSION EXPIRES 1-5-2004

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of ~~Changes in Financial Condition.~~ Cash Flows
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


RECEIVED
MAR 01 2002

CG MATON FINANCIAL SERVICES, INC.

(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

FINANCIAL REPORT

DECEMBER 31, 2001

CG MATON FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

FINANCIAL REPORT
DECEMBER 31, 2001

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS, LLC

Telephone (770) 955-8600
Fax (770) 980-4489
www.mjcpa.com

Mailing address: P.O. Box 724888 • Atlanta, Georgia 31139-1888

INDEPENDENT AUDITOR'S REPORT ON THE FINANCIAL STATEMENTS

To the Board of Directors and Stockholder
CG Maton Financial Services, Inc.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)
Birmingham, Alabama

We have audited the accompanying statement of financial condition of **CG Maton Financial Services, Inc.**, a wholly-owned subsidiary of Sterne Agee & Leach Group, Inc., as of December 31, 2001, and the related statements of income, changes in stockholder's equity, and cash flows for the period from December 17, 2001 to December 31, 2001 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with accounting principles generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CG Maton Financial Services, Inc., a wholly-owned subsidiary of Sterne Agee & Leach Group, Inc., as of December 31, 2001, and the results of its operations and its cash flows for the period from December 17, 2001 to December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Mauldin & Jenkins, LLC

Atlanta, Georgia
February 22, 2002

CG MATON FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash and cash equivalents	$	29,697
Commissions receivable		14,738
Other receivables		45,296
Marketable securities owned, at market value		20,100
Prepaid expenses and other current assets		1,005
Excess of purchase price over fair value of net assets received		50,000
	$	160,836
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions	$	45,106
Due to related party		3,750
Income taxes payable		398
		49,254
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 150,000 shares		9,000
Additional paid-in capital		100,693
Retained earnings		1,889
		111,582
	$	160,836

See Notes to Financial Statements.

CG MATON FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

STATEMENT OF INCOME
FOR THE PERIOD FROM DECEMBER 17, 2001
TO DECEMBER 31, 2001

Revenues:		
Commission and operating revenue	$	82,620
Interest and dividends		54
		82,674
Expenses:		
Commissions		68,418
Salaries		3,750
Trading and other charges		8,219
		80,387
Income before income taxes		2,287
Provision for income taxes		398
Net income	$	1,889

See Notes to Financial Statements.

CG MATON FINANCIAL SERVICES, INC.

(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE PERIOD FROM DECEMBER 17, 2001
TO DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 17, 2001	$ -	$ -	$ -	$ -
Purchase of CG Maton Financial Services, Inc.	9,000	100,693	-	109,693
Net income	-	-	1,889	1,889
Balance, December 31, 2001	$ 9,000	$ 100,693	$ 1,889	$ 111,582

See Notes to Financial Statements.

CG MATON FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 17, 2001 TO DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	1,889
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in commissions receivable		(14,738)
Increase in other receivables		(45,296)
Increase in securities owned		(20,100)
Increase in prepaid expenses and other current assets		(1,005)
Increase in commissions payable		45,106
Increase in related party payables		3,750
Increase in income taxes payable		398
Net cash used in operating activities		(29,996)
CASH FLOWS FROM INVESTING ACTIVITIES		
Excess of purchase price over fair value of net assets received		(50,000)
Net cash used in investing activities		(50,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from sale of common stock		109,693
Net cash provided by financing activities		109,693
Increase in cash and cash equivalents		29,697
Cash and cash equivalents:		
Beginning		-
End	$	29,697
SUPPLEMENTAL DISCLOSURES		
Fair value of assets acquired, net of liabilities, principally cash, accounts receivable and commissions payable	$	59,693
Excess of purchase price over fair value of assets acquired, net of liabilities		50,000
	$	109,693

See Notes to Financial Statements.

CG MATON FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

STATEMENT OF FINANCIAL CONDITION
December 31, 2001

ASSETS		
Cash and cash equivalents	$	29,697
Commissions receivable		14,738
Other receivables		45,296
Marketable securities owned, at market value		20,100
Prepaid expenses and other current assets		1,005
Excess of purchase price over fair value of net assets received		50,000
	$	160,836
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Commissions	$	45,106
Due to related party		3,750
Income taxes payable		398
		49,254
STOCKHOLDER'S EQUITY		
Common stock, no par value; authorized 1,000,000 shares; issued and outstanding 150,000 shares		9,000
Additional paid-in capital		100,693
Retained earnings		1,889
		111,582
	$	160,836

See Notes to Financial Statements.

CG MATON FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

STATEMENT OF INCOME
FOR THE PERIOD FROM DECEMBER 17, 2001
TO DECEMBER 31, 2001

Revenues:		
Commission and operating revenue	$	82,620
Interest and dividends		54
		82,674
Expenses:		
Commissions		68,418
Salaries		3,750
Trading and other charges		8,219
		80,387
Income before income taxes		2,287
Provision for income taxes		398
Net income	$	1,889

See Notes to Financial Statements.

CG MATON FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY FOR THE PERIOD FROM DECEMBER 17, 2001 TO DECEMBER 31, 2001

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance, December 17, 2001	-	-	-	-
Purchase of CG Maton Financial Services, Inc.	9,000	100,693	-	109,693
Net income	-	-	1,889	1,889
Balance, December 31, 2001	$ 9,000	$ 100,693	$ 1,889	$ 111,582

See Notes to Financial Statements.

CG MATON FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM DECEMBER 17, 2001
TO DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,889
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in commissions receivable	(14,738)
Increase in other receivables	(45,296)
Increase in securities owned	(20,100)
Increase in prepaid expenses and other current assets	(1,005)
Increase in commissions payables:	45,106
Increase in related party payables:	3,750
Increase in income taxes payable:	398
Net cash used in operating activities	(29,996)
CASH FLOWS FROM INVESTING ACTIVITIES	
Excess of purchase price over fair value of net assets received	(50,000)
Net cash used in investing activities	(50,000)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from sale of common stock	109,693
Net cash provided by financing activities	109,693
Increase in cash and cash equivalents	29,697
Cash and cash equivalents:	
Beginning	-
End	$ 29,697
SUPPLEMENTAL DISCLOSURES	
Fair value of assets acquired, net of liabilities, principally cash, accounts receivable and commissions payable	$ 59,693
Excess of purchase price over fair value of assets acquired, net of liabilities	50,000
	$ 109,693

See Notes to Financial Statements.

CG MATON FINANCIAL SERVICES, INC.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of business:

The Company was formed on December 17, 2001, with the acquisition of CG Maton Financial Services, Inc. (formerly known as Capital Growth Management, Inc.) The Company is a wholly-owned subsidiary of Sterne Agee & Leach, Group, Inc. The Company is a Georgia corporation formed for the purpose of conducting business as a broker/dealer in securities. The Company serves primarily individual and retirement plan customers in the southeastern region of the United States through independent financial planners and consultants.

100% of the Company's revenues are earned from security transactions with a clearing broker dealer, and a variety of mutual funds and variable annuities.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmit all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

The following is a summary of the Company's significant accounting policies:

Basis of accounting

On December 17, 2001 Sterne Agee & Leach Group, Inc. acquired all of the company's outstanding common stock. In connection with this acquisition, the accounts of the company have been adjusted using the push down basis of accounting to recognize the allocation of the consideration paid for the common stock to the respective net assets acquired. (also, see Note 2)

Estimates made by management:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the balance sheet date and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1. NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Significant accounting policies: (Continued)

Cash equivalents:

For purposes of the statement of cash flows, the Company has defined cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less, other than securities held for sale in the ordinary course of business.

Securities transactions and trade date basis securities purchases:

Proprietary securities transactions, commission revenue and related expenses are recorded on a trade date basis. Securities owned are valued at market with the resulting net unrealized gains and losses included in earnings of the current period.

Excess of cost over the fair value of assets (Goodwill):

The carrying amount of goodwill is reviewed if facts and circumstances suggest that it may be impaired. If this review indicates that goodwill will not be recoverable, the carrying amount of the goodwill is reduced by the estimated shortfall of cash flows.

NOTE 2. Acquisition by Sterne Agee & Leach Group, Inc.

On December 17, 2001 all of the Company's outstanding common stock was acquired by Sterne Agee & Leach Group, Inc. for $109,693, which exceeded the Company's net assets on that date by $50,000. The fair value amounts assigned to each major asset and liability caption were:

Cash	$	31,315
Commissions receivable		31,358
Other receivables		2,268
Marketable securities		20,100
Prepaid expenses and other current assets		1,082
Commissions payable		(26,430)
Goodwill (excess of cost over fair value received)		50,000
Purchase price	$	106,963

NOTE 3. SECURITIES OWNED

Marketable securities owned, at quoted market values, are summarized as follows:

Equity securities	$ 20,100

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or stockholder distributions paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2001, the Company had net capital and net capital requirements of $30,327 and $ 5,000, respectively. The Company's aggregate indebtedness to net capital ratio at December 31, 2001 was 1.6 to 1.

NOTE 5. OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK

As discussed in Note 1, the Company's customer's securities transactions are introduced on a fully-disclosed basis with its clearing broker/dealer. Sterne Agee & Leach Group, Inc., the Company's parent, is its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection of and payment of funds and, receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker/dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers and that customer transactions are executed properly by the clearing broker/dealer.

Commissions receivable represent amounts due the Company from its clearing broker and the mutual funds relating to customer securities transactions introduced by the Company.

NOTE 6. Income tax matters

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the period from December 17, 2001 to December 31, 2001 due to the following :

Computed "expected" tax expense	$	778
Decrease in income taxes resulting from:		
Amortization of goodwill, deductible for tax purposes		(95)
State income taxes, net of federal tax benefit		(97)
Benefit of income taxed at lower rates		(188)
	$	398

NOTE 7. RELATED PARTY TRANSACTIONS

Salary expense for administrative personnel is provided by Sterne Agee & Leach Group, Inc. The amount paid for these services for the period from December 17, 2001 to December 31, 2001 was $3,750, of which all is included in the balance sheet under the title "due to related party".

Because of the broker/dealer relationship, the parent earns income from transactions with the Company's customers.

NOTE 8. SUBSEQUENT EVENTS

Subsequent to December 31, 2001, the Company changed its name to SAL Financial Services, Inc. from CG Maton Financial Services, Inc.

CG MATON FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS		
Payables:		
Commissions	$	45,106
Due to related party		3,750
Income taxes payable		398
Total aggregate indebtedness	$	49,254
Minimum required net capital	$	5,000
NET CAPITAL		
Stockholder's equity	$	111,582
Deductions:		
Commissions receivable		7,605
Other receivables		1,992
Prepaid expenses and other current assets		1,005
Goodwill		50,000
Haircuts on securities owned		20,653
		81,255
Net capital		30,327
Minimum required net capital		5,000
Capital in excess of minimum requirement	$	25,327
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.6 to 1

CG MATON FINANCIAL SERVICES, INC.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)

RECONCILIATION OF THE COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL WITH THAT OF THE REGISTRANT AS FILED IN PART IIA OF FORM X-17A-5
DECEMBER 31, 2001

AGGREGATE INDEBTEDNESS

Aggregate indebtedness as reported by registrant in Part IIA of Form X-17A-5 as of December 31, 2001 (unaudited)	$	45,106
Reconciling items:		
Due to related party, accrual of salary expense		3,750
Income taxes payable		398
Aggregate indebtedness as computed on page 11	$	49,254

NET CAPITAL

Net capital as reported by the registrant in Part IIA of Form X-17A-5 as of December 31, 2001 (unaudited)	$	37,370
Reconciling items:		
Non-allowable receivables		(662)
Accrual of salary expense		(3,750)
Commissions adjustment		(2,233)
Income taxes payable		(398)
Net capital as computed on page 11	$	30,327


CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS, LLC

Telephone (770) 955-8600
Fax (770) 980-4489
www.mjcpa.com

Mailing address: P.O. Box 724888 • Atlanta, Georgia 31139-1888

INDEPENDENT AUDITOR'S REPORT ON THE SUPPLEMENTARY INFORMATION

To the Board of Directors and Stockholder
CG Maton Financial Services, Inc.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)
Birmingham, Alabama

We have audited the accompanying financial statements of CG Maton Financial Services, Inc., a wholly owned subsidiary of Sterne Agee & Leach Group, Inc., as of December 31, 2001 and for the period from December 17, 2001 to December 31, 2001, and have issued our report thereon dated February 22, 2002. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mauldin & Jenkins, LLC

Atlanta, Georgia
February 22, 2002


CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS, LLC

Telephone (770) 955-8600
Fax (770) 980-4489
www.mjcpa.com

Mailing address: P.O. Box 724888 • Atlanta, Georgia 31139-1888

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder
CG Maton Financial Services, Inc.
(A Wholly-Owned Subsidiary of Sterne Agee & Leach Group, Inc.)
Birmingham, Alabama

In planning and performing our audit of the financial statements and supplemental schedules of CG Maton Financial Services, Inc., a wholly owned subsidiary of Sterne Agee & Leach Group, Inc., for the period from December 17, 2001 to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that

Governor's Ridge • 1640 Powers Ferry Road, Building 26
Members of the American Institute of Certified Public Accountants • RSM International

transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Securities and Exchange Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Securities and Exchange Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Mauldin & Jenkins, LLC

Atlanta, Georgia
February 22, 2002